Exhibit 99.2

The following statements amend the Annual Report on Form 18-K for the fiscal year ended March 31, 2019:

The four last paragraphs of the section “Free Trade Agreements” on pages 24 and 25 of the Exhibit 99.1 are hereby replaced with the following:

Duties applied on aluminum and steel exports On March 1, 2018, US administration, following the findings of a DOC investigation into the impact of aluminum and steel imports on national security, announced tariffs of 10% on certain imports of aluminum and 25% on certain US steel imports. Some US allies, including Canada, Mexico and the European Union, were initially exempted from tariffs, but on June 1, 2018, the exemption was withdrawn.

In response, the Canadian federal government announced up to $2-billion in financial assistance to the steel and aluminum sectors, while announcing $16.6-billion in retaliatory tariffs on imports of U.S. steel, aluminum and other products, which came into effect on July 1, 2018.

However, on May 17, 2019, the Canadian federal government and the US government agreed to eliminate all tariffs the US administration imposed on imports of aluminum and steel products from Canada. Retaliatory tariffs imposed by the Canadian government in relation with duties applied by the US administration on aluminum and steel were also lifted. The U.S. administration also announced that it was eliminating the similar tariffs it had imposed on imports of aluminum and steel products from Mexico.